(CINRAM LOGO)

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

         CINRAM REPORTS SECOND QUARTER RESULTS, APPOINTS TWO ADDITIONAL
                             INDEPENDENT DIRECTORS
            (All figures in U.S. dollars unless otherwise indicated)

TORONTO (AUGUST 4, 2005) - Cinram International Inc. (TSX: CRW) today reported that revenue for the second quarter ended June 30, 2005, was up six percent to $449.6 million from $425.4 million in 2004. Net earnings for the quarter were $4.6 million, or $0.08 per share, down from $8.5 million or $0.15 per share in 2004.

"Despite the moderate increase in our production volumes, we generated $82 million of cash flow from operations in the second quarter and repaid $78 million of our long-term debt," said Cinram chief executive officer Isidore Philosophe. "As we enter the second half of the year, and benefit from increased capacity utilization due to historically stronger production volumes, we are confident in our ability to generate improved financial performance." added Philosophe.

Cinram generated second quarter earnings before interest, taxes and amortization (EBITA(1)) of $75.9 million compared with $77.1 million in 2004, and earnings before interest and taxes (EBIT(2)) of $19.4 million compared with $24.6 million in the second quarter of 2004.

For the six months ended June 30, 2005, Cinram reported consolidated revenue of $903.4 million, up from $887.6 million in 2004. The Company generated EBITA of $150.2 million in the first half of 2005 compared with $165.4 million in 2004, and EBIT of $37.9 million compared with $60.0 million in the six months ended June 30, 2004. In the first half of 2005, Cinram generated net earnings of $8.7 million, or $0.15 per diluted share, down from $23.4 million or $0.41 per diluted share in 2004.

INDUSTRY SEGMENTS

DVD sales were up ten percent in the second quarter to $219.4 million from $199.7 million in 2004, and up two percent in the first half of 2005 to $443.6 million from $433.2 million in 2004 as a result of organic revenue growth and the addition of new business from Twentieth Century Fox Home Entertainment in Europe. DVDs accounted for 49 percent of second quarter revenue compared with 47 percent in the comparable 2004 period. VHS video cassette sales were down 78 percent to $3.2 million from $14.3 million in the second quarter of 2004, and represented less than one percent of consolidated sales for the quarter.

Cinram's CD sales (audio and ROM) decreased 11 percent in the second quarter to $64.7 million from $73.0 million in the previous year period, principally due to a decline in CD-ROM sales, which was partially offset by the addition of new business from EMI in the United States. CDs (audio and ROM) accounted for 14 percent of Cinram's second quarter consolidated revenue, down from 17 percent in 2004. Audio cassette sales were down 39 percent to $1.7 million from $2.8 million in 2004.

Revenue from Ivy Hill, included in the Printing segment, was up five percent to $50.5 million from $48.2 million in 2004, in line with the increase in DVD sales. The Printing segment accounted for 11 percent of second quarter consolidated revenue consistent with 2004-second quarter results.

Distribution revenue increased 72 percent in the second quarter to $68.9 million from $40.1 million in 2004, and represented 15 percent of consolidated revenue up from ten percent in 2004. New European business from Twentieth Century Fox Home Entertainment, the acquisition of The Entertainment Network (acquired in July 2004) and increased DVD unit shipment volumes in the North America contributed to the significant increase in distribution revenue relative to the second quarter of 2004.

The Other segment, which includes Giant Merchandising Inc. and other non-core revenue, generated revenue of $41.1 million in the second quarter, down from $47.3 million in the prior year period. Revenue from the Other segment represented nine percent of second quarter consolidated sales compared with 11 percent in 2004.

GEOGRAPHIC SEGMENTS

North American revenue was up three percent in the second quarter to $340.6 million from $329.9 million in 2004 as a result of increased DVD unit shipments and distribution revenue, partially offset by a reduction in revenue from Giant Merchandising Inc., and lower VHS video cassette and CD-ROM sales. North American revenue represented 76 percent of consolidated sales in the second quarter, compared to 78 percent in 2004.

In Europe, second quarter revenue increased 14 percent to $109.0 million from $95.5 million in 2004, largely due to new business from Twentieth Century Fox Home Entertainment and the acquisition of The Entertainment Network. European revenue represented 24 percent of consolidated sales in the second quarter of 2005, up from 22 percent in 2004.

OTHER FINANCIAL HIGHLIGHTS

Second quarter gross profit margins declined to 17 percent from 19 percent in 2004 principally due to lower DVD selling prices, higher raw material costs and increased amortization expense. Amortization of capital assets increased to $39.0 million from $34.7 million in the second quarter of 2004 largely due to capital asset additions made in 2004.

Selling, general and administrative expenses were $39.2 million in the second quarter up from $38.5 million in the comparable 2004 period. For the first half, selling, general and administrative expenses were down six percent from 2004.

Interest expense for the quarter was $13.3 million compared with $13.2 million in the second quarter of 2004 as lower debt balances were offset by rising floating interest rates.

Cinram generated cash flow from operations of $82.4 million in the second quarter compared with $28.8 million in the corresponding period last year principally as a result of a non-cash working capital inflow of $21.2 million compared with an outflow of $31.8 million in 2004.

The Company paid $14.9 million for capital assets in the second quarter primarily for DVD and distribution equipment.

The Company made net long-term debt repayments of $55.9 million during the first half of 2005 and its long-term debt balance at June 30, 2005, was $802.4 million. Cinram also made longterm debt prepayments of $21.2 million subsequent to the quarter end, and its current debt balance is $781.2 million.

APPOINTMENT OF TWO ADDITIONAL INDEPENDENT DIRECTORS

Cinram is pleased to announce the appointment of Robert B. Jamieson and Michael
P. Sherman to its Board of Directors.

"Robert and Michael bring several decades of varied experience to our Board that will add a fresh and unique perspective on the business," said Henri A. Aboutboul, non-executive chairman of Cinram's Board of Directors. "Their presence as independent directors also builds on Cinram's ongoing commitment to improving its corporate governance practices."

Robert B. Jamieson is a well-known leader in the entertainment industry with more than 30 years of experience and exceptional knowledge of domestic and international markets. Mr. Jamieson started his career as a management trainee with CBS Records (now Sony Records) in the late 1960s where he was promoted to a number of progressively senior positions. He went on to occupy domestic and international senior management roles with CBS Records (now Sony Records), PolyGram, BMG and RCA Music Group. Mr. Jamieson was most recently chairman and chief executive officer of BMG North America. Robert B. Jamieson attended the Executive MBA program at Columbia University and holds a Bachelor of Science in marketing from Babson College.

Michael P. Sherman has been active in the direct marketing industry for more than 20 years. In 2002, he founded Crosstown Traders, Inc., a direct marketing business. Before founding Crosstown Traders, Mr. Sherman was president of Fingerhut Companies, a division of Federated Department Stores. In 2002, Mr. Sherman served as chairman of the Board of Directors of the Direct Marketing Association, a 5,200 member worldwide trade association representing the direct marketing and interactive industries. Mr. Sherman has also occupied several management positions at Hanover Direct, Horn and Hardart, and Joseph E. Seagram & Sons, Inc. Mr. Sherman started his career practicing corporate and securities law in New York City. He is a member of the Bars of New York and New Jersey and holds an undergraduate degree from Syracuse University and a JD degree from Rutgers, The State University of New Jersey.

UPDATE ON POSSIBLE CONVERSION TO INCOME TRUST TYPE STRUCTURE

As announced on April 25, 2005, the Board of Directors authorized management to study the viability of converting the Company into an income trust type structure. The Company is continuing to study the matter and has engaged legal, financial and tax advisors who are assisting it in that process.

SHARE VOLUME DATA

For the second quarter ended June 30, 2005, the basic weighted average number of Cinram shares outstanding was 57.2 million compared with 56.6 million in 2004. For the six months ended June 30, 2005, the basic weighted average number of Cinram shares outstanding was 57.0 million compared with 56.4 million in 2004.

DIVIDEND

The Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on September 30, 2005, to the shareholders of record at the close of business on September 15, 2005.

AUGUST 5 CONFERENCE CALL AND WEBCAST

Cinram's management team will host a conference call to discuss its second quarter results on Friday, August 5, at 8 a.m. To participate, please dial (416) 640-1907 or 1 800 814-4857. The call will also be webcast live at www.cinram.com.


RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                            Three months ended June 30    Six months ended June 30
(unaudited, in thousands of U.S. dollars)        2005             2004         2005           2004
                                            ---------        ---------    ---------      ---------
EBITA(1)                                    $  75,896        $  77,072    $ 150,222      $ 165,439
                                            ---------        ---------    ---------      ---------
Amortization of capital assets              $  38,987        $  34,739    $  77,124      $  68,139
Amortization of intangible assets and
  deferred financing fees                   $  17,525        $  17,690    $  35,201      $  37,322
                                            ---------        ---------    ---------      ---------
EBIT(2)                                     $  19,384        $  24,643    $  37,897      $  59,978
                                            ---------        ---------    ---------      ---------
Interest expense                            $  13,269        $  13,213    $  26,383      $  26,640
Investment income                           $    (169)       $    (734)   $    (459)     $    (886)
Income taxes                                $   1,700        $   3,687    $   3,314      $  10,775
                                            ---------        ---------    ---------      ---------
NET EARNINGS                                $   4,584        $   8,477    $   8,659      $  23,449
                                            ---------        ---------    ---------      ---------


(1) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.


ABOUT CINRAM

Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

                                      -30-

FOR MORE INFORMATION:
Lyne Beauregard
Cinram International Inc.
Tel: (416) 321-7930
lynebeauregard@cinram.com

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                  JUNE 30 (UNAUDITED)  December 31
                                                                 2005         2004
                                                  -------------------  -------------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                             $    33,660   $    41,789
   Accounts receivable                                       441,013       518,216
   Income taxes recoverable                                   12,103         8,356
   Inventories                                                57,672        56,861
   Prepaid expenses                                           12,988        26,573
   Future income taxes                                        22,835        22,872
                                                         -----------   -----------
                                                             580,271       674,667

Capital assets                                               633,424       706,360
Goodwill                                                     330,445       328,393
Intangible assets                                            274,629       315,247
Deferred financing fees                                       21,397        24,344
Other assets                                                  22,697        36,218
Future income taxes                                           10,673        11,804
                                                         -----------   -----------
                                                         $ 1,873,536   $ 2,097,033
                                                         ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                      $   132,470   $   213,876
   Accrued liabilities                                       314,172       377,323
   Current portion of long-term debt                          71,865        71,509
   Current portion of obligations under capital leases           715           850
                                                         -----------   -----------
                                                             519,222       663,558

Long-term debt                                               730,554       786,834
Obligations under capital leases                               3,722         4,603
Other long-term liabilities                                   59,962        62,778
Future income taxes                                           86,065        93,069


SHAREHOLDERS' EQUITY:
   Capital stock                                             173,401       170,145
   Contributed surplus                                         4,508         4,145
   Retained earnings                                         246,263       240,367
   Foreign currency translation adjustment                    49,839        71,534
                                                         -----------   -----------
                                                             474,011       486,191
                                                         -----------   -----------
                                                         $ 1,873,536   $ 2,097,033
                                                         ===========   ===========

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share amounts)

                                          Three months ended June 30    Six months ended June 30
                                               2005            2004          2005           2004
                                          ---------        ---------    ---------      ---------
Revenue                                   $ 449,586        $ 425,411    $ 903,404      $ 887,648
Cost of goods sold                          373,444          344,557      751,433        710,188
                                          ---------        ---------    ---------      ---------
Gross profit                                 76,142           80,854      151,971        177,460
Selling, general and administrative
  expenses                                   39,233           38,521       75,009         80,160
Amortization of intangible assets and
  deferred financing fees                    17,525           17,690       35,201         37,322
Unusual items                                    --               --        3,864             --
                                          ---------        ---------    ---------      ---------
Earnings before the undernoted               19,384           24,643       37,897         59,978
Interest on long-term debt                   13,155           13,035       26,131         25,938
Interest on capital leases                       76               86          159            176
Other interest                                   38               92           93            526
Investment income                              (169)            (734)        (459)          (886)
                                          ---------        ---------    ---------      ---------
Earnings before income taxes                  6,284           12,164       11,973         34,224
                                          ---------        ---------    ---------      ---------
Income taxes                                  1,700            3,687        3,314         10,775
                                          ---------        ---------    ---------      ---------
Net earnings                                  4,584            8,477        8,659         23,449
                                          ---------        ---------    ---------      ---------
Retained earnings, beginning of period      243,056          183,501      240,367        172,564
Effect of a change in accounting policy
  related to stock-based
  compensation                                   --               --           --         (2,759)
Dividends declared                           (1,377)          (1,257)      (2,763)        (2,533)
                                          ---------        ---------    ---------      ---------
Retained earnings, end of period          $ 246,263        $ 190,721    $ 246,263      $ 190,721
                                          =========        =========    =========      =========
Earnings per share:
  Basic                                   $    0.08        $    0.15    $    0.15      $    0.42
  Diluted                                 $    0.08        $    0.15    $    0.15      $    0.41
                                          =========        =========    =========      =========
Weighted average number of shares
outstanding (in thousands):
  Basic                                      57,195           56,600       57,027         56,376
  Diluted                                    57,826           57,568       57,621         57,376
                                          =========        =========    =========      =========

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of U.S. dollars)

                                                               Three months                Six months
                                                              ended June 30             ended June 30
                                                          2005         2004         2005         2004
                                                     ---------    ---------    ---------    ---------
Cash provided by (used in):
OPERATIONS:
Net earnings                                         $   4,584    $   8,477    $   8,659    $  23,449
Items not involving cash:
  Amortization                                          56,512       52,429      112,325      105,461
  Non-cash stock-based compensation                        134          486          363          807
  Gain on disposition of capital assets                   (100)        (811)         (72)        (662)
Change in non-cash operating working capital            21,245      (31,790)     (38,208)     (70,616)
                                                     ---------    ---------    ---------    ---------
                                                        82,375       28,791       83,067       58,439
FINANCING:
Increase in long term debt                                  --           --       39,000           --
Repayment of long-term debt                            (78,211)     (72,697)     (94,924)     (96,499)
Decrease in obligations under capital leases              (176)        (232)        (426)      (1,367)
Issuance of common shares                                  925        1,786        3,256        6,935
Increase (decrease) in other long-term liabilities         362           12          767         (599)
Dividends paid                                          (1,377)      (1,257)      (2,763)      (2,533)
                                                     ---------    ---------    ---------    ---------
                                                       (78,477)     (72,388)     (55,090)     (94,063)
INVESTMENTS:
Transaction costs relating to Acquired
  businesses                                                --           --           --         (890)
Purchase of capital assets                             (14,854)     (17,774)     (48,140)     (52,321)
Proceeds on disposition of capital assets                  405          111          578        1,214
Decrease in other assets                                 3,970        1,029       13,458        6,005
                                                     ---------    ---------    ---------    ---------
                                                       (10,479)     (16,634)     (34,104)     (45,992)
Foreign exchange loss on cash held in foreign
  currencies                                              (339)        (494)      (2,002)      (2,989)
                                                     ---------    ---------    ---------    ---------
Decrease in cash and cash equivalents                   (6,920)     (60,725)      (8,129)     (84,605)
Cash and cash equivalents, beginning of period          40,580      229,943       41,789      253,823
                                                     ---------    ---------    ---------    ---------
Cash and cash equivalents, end of period             $  33,660    $ 169,218    $  33,660    $ 169,218
                                                     =========    =========    =========    =========
Supplemental cash flow information:
  Interest paid                                      $  11,362    $  11,020    $  25,602    $  26,852
  Income taxes paid                                      5,769       23,630        9,066       25,333
                                                     =========    =========    =========    =========